	Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
/ /	Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, DC 20549	OMB NUMBER: 3235-0362 Expires: PENDING Estimated average burden hours per response...1.0

/ /	Form 3 Holdings Reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ /	Form 4 Transactions Reported
1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Brass Eagle Inc. (XTRM)
Wold, H. Gregory			X Director 10% Owner
(Last) (First) (Middle)	3. I. R. S. Identification Number of Reporting	4. Statement for Month/Year	Officer (give title below) Other (specify below)
	Person, if an entity (Voluntary)	2001
12355 Beacon Hill Drive
(Street)		5. If Amendment, Date of	7. Individual or Joint/Group Reporting
Plymouth, MI 48170		Original (Month/Year)	(check applicable line)
(City) (State) (Zip)			X Form Filed by one Reporting Person
Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans-action Date	3. Trans-action	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially	6. Owner-ship Form:	7. Nature of Indirect
(Instr.3)	(Month/Day/Year)	Code (Instr.8)	(Instr. 3, 4 and 5)			Owned at the end of Issuer's Fiscal Year	Direct (D) or Indirect	Beneficial Ownership
			Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	(Instr.4)
Brass Eagle Inc.	1/08/01	A	262	A	*
Common Stock	4/09/01	A	238	A	*
	7/06/01	A	217	A	*
	10/02/01	A	359	A	*	24,924	D
						21,335	I	Spouse
						46,259 Total	D & I
					* Given to reporting person as compensation for serving on Board of Directors.

*  If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts calls warrants options, convertible securities)

1. Title of	2. Conver-sion	3. Trans-	4. Trans-	5. Number of		6. Date Exercisable and		7. Title and Amount of		8. Price of	9. Number of	10. Ownership	11. Nature
Derivative		action	action	Derivative Securities		Expiration Date		Underlying Securities		Derivative	Derivative	Derivative	of Indirect
Security		Date	Code	Acquired (A) or		(Month/Day/Year)		(Instr. 3 and 4)		Security	Securities	Security: Direct	Beneficial
(Instr. 3)		(Month/	(Instr.8)	Disposed of (D)						(Instr.5)	Beneficially	(D) or Indirect	Ownership
		Day/Year)									Owned at End	(I)	(Instr.4)
				(Instr. 3, 4 and 5)							of Year	(Instr.4)
									Amount		(Instr. 4)
or
						Date	Expiration		Number
				(A)	(D)	Exercisable	Date	Title	of Shares

Explanation of Responses:

/s/ H. Gregory Wold	2/13/02
** Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.